FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2005
                               15 November 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.01   Press release of British Sky  Broadcasting  Group plc
                announcing Offer Update released on
                14 November 2005





 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES,
                           CANADA, AUSTRALIA OR JAPAN



                             RECOMMENDED CASH OFFER

                                       by

             LAZARD & CO., LIMITED AND MORGAN STANLEY & CO. LIMITED

                                  on behalf of

                         SKY BROADBAND SERVICES LIMITED

                          a wholly-owned subsidiary of

                       BRITISH SKY BROADCASTING GROUP PLC

                                      for

                               EASYNET GROUP PLC

                  LEVEL OF ACCEPTANCES AND EXTENSION OF OFFER


On 21 October 2005, Lazard & Co., Limited ("Lazard") and Morgan Stanley & Co. Limited ("Morgan Stanley") made a recommended cash offer (the "Offer") on behalf of Sky Broadband Services Limited (the "Offeror"), a wholly-owned subsidiary of British Sky Broadcasting Group plc ("BSkyB"), for the entire issued and to be issued share capital of Easynet Group Plc ("Easynet").

The directors of BSkyB are pleased to announce that, as at 3.00 p.m. (London time) on 11 November 2005, the first closing date of the Offer, valid acceptances of the Offer had been received in respect of a total of 68,339,119 Easynet Shares, representing approximately 56.8 per cent. of the existing issued share capital of Easynet.

On 21 October 2005, the directors of BSkyB announced that they had received irrevocable undertakings to accept the Offer in respect of 19,175,334 Easynet Shares, representing approximately 15.9 per cent. of the existing issued share capital of Easynet. Valid acceptances have been received in respect of 19,122,334 of those Easynet Shares, representing approximately 15.9 per cent. of
the existing share capital of Easynet.   Acceptances in respect of the balance
of 53,000 Easynet Shares that are subject to irrevocable undertakings, representing approximately 0.04 per cent. of the existing share capital of Easynet, remain to be received.

Further, as announced by the directors of BSkyB on 21 October 2005, BSkyB had also received a letter of intent to accept the Offer from GAM London Limited in respect of 7,100,000 Easynet Shares, representing approximately 5.9 per cent. of the issued share capital of Easynet. Valid acceptances have been received in respect of all of the Easynet Shares which were the subject of such letter of intent and are included in the total number of valid acceptances referred to above.

On 21 October 2005, Morgan Stanley, acting on behalf of the Offeror, purchased in the market a total of 28,750,000 Easynet Shares representing approximately
23.9 per cent. of the existing issued share capital of Easynet.

Accordingly, as at 3.00 p.m. (London time) on 11 November 2005, BSkyB has acquired or received valid acceptances under the Offer in respect of a total of 97,089,119 Easynet Shares, representing approximately 80.7 per cent. of the existing issued share capital of Easynet.

The directors of BSkyB announce that the Offer has been extended for a period of 14 days and will therefore remain open for acceptance until 3.00 p.m. (London time) on 25 November 2005.

Easynet Shareholders who have not yet accepted the Offer and who hold Easynet Shares in certificated form are urged to complete, sign and return the Form(s) of Acceptance by hand (during normal business hours) or by post as soon as possible but no later than 3.00 p.m. (London time) on 25 November 2005, to the receiving agents to the Offer, Capita Registrars at Capita Registrars, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH. Additional Forms of Acceptance are available from Capita Registrars, by telephoning 0870 162 3121, or if calling from outside the UK, on +44 20 8639 2157. If you hold your Easynet Shares in uncertificated form (that is, in CREST) you are urged to accept the Offer by TTE instructions as soon as possible and, in any event, so as to be settled not later than 3.00 p.m. (London time) on 25 November 2005.

All terms defined in the Offer Document have the same meaning in this announcement, unless the context requires otherwise.


ENQUIRIES

British Sky Broadcasting Group plc


Analysts / Investors:
Andrew Griffith
+44 (0)20 7705 3118
Robert Kingston
+44 (0)20 7705 3726


Press:
Robert Fraser
+44 (0)20 7705 3000


Lazard & Co., Limited                        Morgan Stanley & Co. Limited
(Joint Financial Adviser to BSkyB)          (Joint Financial Adviser to BSkyB)
Trevor Nash                                  Scott Matlock
Peter Warner                                 Daniel Bailey
Sarah Carter                                 Hugo Baring
+44 (0)20 7187 2000                          +44 (0)20 7425 5000
Deutsche Bank AG London                      Goldman Sachs International
(Joint Corporate Broker to BSkyB)            (Joint Corporate Broker to BSkyB)
Charlie Foreman                              Matthew Westerman
Bill Frith                                   Neil Chugani
+44 (0)20 7545 8000                          +44 (0)20 7774 1000

Finsbury
Alice Macandrew
+44 (0)20 7251 3801

Easynet Group Plc
David Rowe, Chief Executive Officer
Will Gardiner, Chief Financial Officer
+44 (0)20 7796 4133
ABN AMRO Corporate Finance Limited
(Financial Adviser to Easynet)
Tom Willett
+44 (0)20 7678 8000
Hoare Govett Limited
(Corporate Broker to Easynet)
Ranald McGregor Smith
Lee Morton
+44 (0)20 7678 8000

Hudson Sandler
Andrew Hayes
Sandrine Gallien
Wendy Baker
+44 (0)20 7796 4133


FURTHER INFORMATION

For further information on BSkyB and Easynet, please see www.sky.com and www.easynet.com, respectively.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer is being made solely by the Offer Document and the Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Such persons should inform themselves about, and observe, any applicable legal or regulatory requirements.

Unless permitted by applicable law and regulation, the Offer is not being, and will not be, made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or by any facilities of a national securities exchange of, the United States, Canada, Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facility or from within the United States, Canada, Australia or Japan. Accordingly, copies of this announcement and any other documents related to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia or Japan, and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send such documents in, into or from such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Lazard, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint financial adviser to BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Lazard nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

Morgan Stanley & Co. Limited is acting for BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Morgan Stanley & Co. Limited, nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

Deutsche Bank AG London, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint corporate broker to BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Deutsche Bank AG London nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as joint corporate broker to BSkyB and the Offeror and no one else in connection with the Offer and this announcement and will not be responsible to anyone other than BSkyB and the Offeror for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the Offer or this announcement or any matter referred to herein.

ABN AMRO, which is regulated in the United Kingdom by the Financial Services Authority, is acting as financial adviser to Easynet and no one else in connection with the Offer and will not be responsible to any person other than Easynet for providing the protections afforded to clients of ABN AMRO, nor for providing advice in relation to the Offer or any other matter referred to in this announcement.

Hoare Govett, which is regulated in the United Kingdom by the Financial Services Authority, is acting as corporate broker to Easynet and no one else in connection with the Offer and will not be responsible to any person other than Easynet for providing the protections afforded to clients of Hoare Govett, nor for providing advice in relation to the Offer or any other matter referred to in
this announcement.   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: November 15, 2005                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary